United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 10, 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

DAMIAN GAMMELL TO SUCCEED JOHN F. BROCK AS CHIEF
EXECUTIVE OFFICER OF COCA-COLA EUROPEAN PARTNERS

LONDON, 10 November 2016 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) today announces the appointment of Damian Gammell as the company’s Chief Executive Officer, effective 28 December, 2016. He is expected to be appointed to the Board of Directors in December. Gammell will succeed John Brock, who has decided to retire after the successful merger to create Coca-Cola European Partners and a distinguished international career in the consumer goods industry.
Gammell is currently Chief Operating Officer of Coca-Cola European Partners. Prior to this, he served as Chief Executive Officer of Anadolu EFES (ticker symbol: EFES), one of the world’s largest beverage companies and Chief Executive Officer of Coca-Cola Icecek (ticker symbol: CCOLA), the world’s fourth largest Coca-Cola bottler. During his 25-year career with the Coca-Cola system, Gammell served as head of The Coca-Cola Company’s operations in Germany and Russia, and worked in parts of Eastern Europe, the Middle East, Asia and Australia.
“The Board of Directors would like to thank John Brock for his leadership in establishing the strong foundation from which our new business operates,” said Sol Daurella, Chairman. “John and Damian were both instrumental in the creation of Coca-Cola European Partners. Damian is an exceptional leader who has the vision, experience and dynamism we need to transform and grow the business into the future. Our Board of Directors has every confidence in him and his ability to drive long-term growth and shareowner value. Together, John and Damian will ensure a smooth transition, and we have the right leadership to ensure Coca-Cola European Partners is well placed to realise its potential.”
“The non-alcoholic ready-to-drink beverage category in Western Europe represents significant potential for growth. We have created the platform to capture that opportunity and already begun to see benefits coming from the merger. I know that with Damian as its leader, the company is ready to build on this momentum and realize the opportunities that lie ahead,” said John Brock, Chief Executive Officer.
“Driven by the needs of our customers and focused on how we serve our local markets, Coca-Cola European Partners will unlock the opportunity that exists in this category and win in Western Europe,” said Damian Gammell, Chief Operating Officer. “It will be an honour to lead this company and work alongside some of the best people in the business and the world’s most loved brands, aligned behind one roadmap for success.”

CONTACTS:
Investor Relations	Media Relations
Thor Erickson	Ros Hunt
T +01.678.260.3110	T +44.7528.251.022

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About John Brock
John Brock is an international beverage industry leader with a wealth of experience in the Western Europe market. He joined Coca-Cola Enterprises in Atlanta, Georgia, as Chief Executive Officer in April 2006, before becoming company Chairman in April 2008. Under Brock’s leadership, Coca-Cola Enterprises sold its North American operations to The Coca-Cola Company and acquired bottling operations in Norway and Sweden, forming the world’s third-largest independent Coca-Cola bottler in 2010. Prior to joining Coca-Cola Enterprises, Brock was CEO of InBev, a global brewer, and COO of Cadbury Schweppes, an international beverage and confectionery company.

About Damian Gammell
Prior to Coca-Cola European Partners, Damian Gammell was appointed Chief Operating Officer of Coca-Cola Enterprises in October 2015. Before that, he was President and Chief Executive Officer of the Anadolu Beverage Group, one of the world’s largest beverage organisations with both a Coca-Cola division and a beer division (in partnership with SAB Miller). He was also previously Chief Executive Officer for Coca-Cola businesses in Russia, Germany, Eastern Europe and Australia.

About Coca-Cola European Partners
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on net sales. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: November 10, 2016	By:	/s/ Joyce King-Lavinder
	Name:	Joyce King-Lavinder
	Title:	Vice President, Treasury

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